May 18, 2010

Via Edgar and Federal Express

Celeste M. Murphy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	China Intelligent Lighting and Electronics, Inc. Registration Statement on Form S-1/A Filed May 6, 2010 File No. 333-164925

Ladies and Gentlemen:

On behalf of China Intelligent Lighting and Electronics, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 4 on Form S-1/A (“Amendment No. 4”) to the registration statement on Form S-1/A that was originally filed on February 16, 2010, as amended by amendment No. 1 filed on March 30, 2010, amendment No. 2 filed on April 21, 2010, and amendment No. 3 filed on May 6, 2010 (“Amendment No. 3”).  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 4, in a clean and marked version to show changes from Amendment No. 3.

Based upon the Staff’s review of Amendment No. 3, the Commission issued a comment letter dated May 11, 2010.  The following consists of the Company’s response to the Staff’s comment letter.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Preliminary Selected Results of Operations for the Three Months Ended March 31, 2010

1.
Comment: We note that you indicate on pages 5, 38 and 51 that the preliminary selected data for the three months ended March 31, 2010, as presented, could differ materially from the actual results of operations for the three months ended March 31, 2010.  In view of the fact that the financial statements otherwise would be required to be updated on May 14, 2010; please include in the amended filing the financial statements for the three months period ended March 31, 2010.  Also, please revise the other sections of the registration statements as necessary due to updating the financial statements to March 31, 2010.

Response: We respectfully note your comment and revised the filing to include the financial statements for the three months ended March 31, 2010. We also revised other sections of the registration statements as necessary due to updating the financial statements to March 31, 2010.

Please do not hesitate to contact the undersigned at (310) 552-5083 with any questions.

Sincerely,
/s/ Anh Q. Tran, Esq.
Anh Q. Tran, Esq.

cc:	Li Xuemei, China Intelligent Lighting and Electronics, Inc. John Harrington, U.S. Securities and Exchange Commission